VirZoom, Inc.
Statements of Cash Flows
Years Ended December 31, 2016 and 2015
Unaudited

| | Year ended December 31, | |
	2016	2015
Cash flows from operating activities:		
Net loss	$ (2,965,863)	$ (1,710,846)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation & amortization expense	6,424	4,871
Stock based compensation	7,567	516
Change in assets and liabilities		
Accounts receivable	(33,974)	-
Accounts payable and accrued expenses	184,232	96,623
Security deposit	-	(32,874)
Accrued note interest	265,902	131,817
Deferred Revenue	(8,797)	11,995
Prepaid expenses	(52,035)	(13,905)
Inventory	(17,354)	-
Net cash (used) provided by operating activities	(2,613,898)	(1,511,803)
Cash flows from investing activities:		
Purchase of PP&E	-	(14,859)
Net cash (used) provided by investing activities	-	(14,859)
Cash flows from financing activities:		
Proceeds from issuance of common stock		700
Proceeds from sale of Convertible notes payable	1,854,949	2,524,051
Net cash (used) provided by financing activities	1,854,949	2,524,751
Net increase (decrease) in cash	(758,949)	998,089
Cash at beginning of period	998,089	-
Cash at end of period	$ 239,141	$ 998,089
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	-	$ -

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